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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __)*

                             Cash Can Incorporated
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    14790410
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

  Jose P. Caedo, Jr., Makati Medical Center, #224, 2 Amorsolo St., Makati City,
                            Metro Manila, Philippines
- --------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 June 18, 1996
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid concurrently with the filing of this statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13D

CUSIP No.  14790410                                Page   2   of   5   Pages
          ----------                                    -----    -----

________________________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Jose P. Caedo, Jr.       SS No. ###-##-####

________________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) / /

________________________________________________________________________________

3    SEC USE ONLY

________________________________________________________________________________

4    SOURCE OF FUNDS*

                PF
________________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     / /
________________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Filipino
________________________________________________________________________________

                7       SOLE VOTING POWER

   NUMBER OF

    SHARES               1,400,000
               _______________________________________________________________
 BENEFICIALLY

                8       SHARED VOTING POWER
   OWNED BY

    EACH
               _________________________________________________________________
  REPORTING

                9       SOLE DISPOSITIVE POWER
   PERSON


    WITH
                        1,400,000
               _________________________________________________________________

               10       SHARED DISPOSITIVE POWER


________________________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,400,000
________________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

________________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.7%
________________________________________________________________________________

14   TYPE OF REPORTING PERSON*

       OO
________________________________________________________________________________

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7   2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




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                                                                     Page 3 of 5

ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock (the "Common Stock") of Cash Can Incorporated (the "Company"). The Company's principal executive offices are located at 2321 Noriega Street, San Francisco, California 94122.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      The person filing this statement is Dr. Jose P. Caedo, Jr.

         (b) The business address for Dr. Caedo is: Makati Medical Center, #224, 2 Amorsolo St., Makati City, Metro Manila, Philippines.

         (c) Dr. Caedo is a surgeon. His practice is located at the address listed under Item 2(b).

         (d)-(e)  Not applicable to Dr. Caedo.

         (f)      Dr. Caedo is a citizen of the Philippines.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of the funds used to purchase the shares was personal income. Dr. Caedo purchased the shares for $.05 each. The total amount Dr. Caedo paid for the 500,000 shares was $25,000.

ITEM 4.  PURPOSE OF TRANSACTION

The transaction was made for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Since the subject transaction, Dr. Caedo beneficially owns an aggregate of 1,400,000 shares of Common Stock which is equal to 8.7% of the outstanding shares of the Company.

         (b) Dr. Caedo individually has sole power to vote and sole power to dispose or direct the disposition of 1,400,000 shares of Common Stock.

         (c)-(e)  Not applicable.
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                                                                     Page 4 of 5

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not applicable.


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                                                                   Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 4, 1996


/s/ Jose P. Caedo
- -----------------
Jose P. Caedo